Exhibit 99.4
Date: 18 July 2007
Rio Tinto’s 75.7 per cent owned subsidiary, Coal & Allied Industries Limited, issued the following news release in Australia. All dollars are Australian currency.
Coal & Allied production report for the quarter ended 30 June 2007

	CNA	2Q	3Q	4Q	1Q	2Q	1H	1H
‘000 tonnes (100% basis)	Interest	2006	2006	2006	2007	2007	2006	2007
Hunter Valley Operations	100%
Thermal coal production		3,136	2,435	2,264	2,316	2,020	5,522	4,336
Semi-soft coking coal production		350	419	616	331	381	769	713
Mount Thorley Operations	80%
Thermal coal production		582	494	857	657	538	1,551	1,195
Semi-soft coking coal production		325	253	125	163	137	616	300
Bengalla Mine	40%
Thermal coal production		1,406	1,618	1,433	1,315	1,070	2,494	2,385
Warkworth Mine	55.6%
Thermal coal production		1,766	1,803	1,686	1,343	914	3,525	2,257
Semi-soft coking coal production		96	90	130	51	216	107	267

Total coal production		7,661	7,112	7,110	6,177	5,276	14,583	11,453

Total sales (‘000 tonnes)(a)		6,850	7,028	6,450	6,671	5,725	14,156	12,396

Coal & Allied share:
Share of coal production		5,809	5,151	5,248	4,605	3,997	11,040	8,602
Share of coal sales		5,116	4,997	4,769	4,995	4,320	10,643	9,315

(a)	Sales relate only to coal mined by the operations and exclude traded coal.
Production figures are sometimes more precise than the rounded numbers shown, hence small difference may result between the total of the quarter figures and the full year figures.
Cont.../
Coal & Allied’s share of production in the second quarter was 13 per cent lower than the first quarter as a result of Hunter Valley coal chain constraints and extreme weather conditions.
During the quarter Coal & Allied declared force majeure on a number of its sales contracts effective from 8 June 2007, as a result of severe floods in Hunter Region in New South Wales. These weather conditions affected the Hunter Valley coal chain and prevented Coal & Allied from delivering coal to the Port of Newcastle. As a result, Coal & Allied’s share of sales in the second quarter was 14 per cent lower than the first quarter.

Sales and production for the second half of 2007 will be aligned with allocated port capacity and are anticipated to be at similar levels to the first half of the year.
There was no exploration activity during the quarter.
For further information, please contact:

LONDON	AUSTRALIA

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Christina Mills	Ian Head
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Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
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David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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